

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 14, 2007

Mr. Simon Charles Bunbury Adams
Principal Financial and Accounting Officer
Atlas South Sea Pearl Limited
43 York Street
Subiaco, Western Australia 6008

> **Re:** **Atlas South Sea Pearl Limited**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed July 17, 2006**
> **Response Letter Dated February 6, 2007**
> **File No. 0-28186**

Dear Mr. Adams:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

1.6 - Biological Assets, page F-7

1.   We have reviewed your response and revised disclosures in response to comment 8 of our letter dated December 14, 2006. In your response, you state the oysters that are rejected and not re-nucleated are processed as oyster meat and Mother of Pearl shell. However, you further state the costs of these rejected oysters are allocated among the remaining live oysters within the rejected oyster group. Please tell us why you believe this allocation of costs is in accordance with IAS 41. In your response, tell us why you do not allocate these costs to the processed oyster meat and Mother of Pearl shell inventory. In addition, tell us if your

accounting leads to reconciliation differences between Australian IFRS and US GAAP.

2. Similarly in your response to comment 9 of our letter dated December 14, 2006, you state the costs of oysters that do not produce a pearl are allocated across the pearls that are produced. Tell us why these costs are not accounted for as losses or impairments upon making the determination that a pearl has not been produced. Please make reference to the guidance of IAS 41 or the appropriate accounting literature you relied upon, and tell us if your accounting leads to reconciliation differences between Australian IFRS and US GAAP.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief